UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 6)*

ACCESS TO MONEY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872636105
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue — 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

August 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23962Q100	Page 2 of 8

1	NAMES OF REPORTING PERSONS
LC Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,997,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,997,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,997,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.4%
14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 23962Q100	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Lampe, Conway & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14	TYPE OF REPORTING PERSON (see instructions)
OO, IA

CUSIP No. 23962Q100	Page 4 of 8

1	NAMES OF REPORTING PERSONS
Steven G. Lampe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14	TYPE OF REPORTING PERSON (see instructions)
IN, HC

CUSIP No. 23962Q100	Page 5 of 8

1	NAMES OF REPORTING PERSONS
Richard F. Conway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,124,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,124,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,124,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%
14	TYPE OF REPORTING PERSON (see instructions)
IN, HC

CUSIP No. 23962Q100	Page 6 of 8

Item 1.  Security and Issuer.

This Amendment No. 6 to Schedule 13D, which amends the Amendment No. 5 to Schedule 13D dated September 3, 2010, relates to the shares of common stock of Access to Money, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 and Rule 13d-2, as applicable, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 1101 Kings Highway N, Suite G100, Cherry Hill, NJ 08034.

Item 2.  Identity and Background.

N/A.

Item 3.  Source and Amount of Funds or Other Consideration.

N/A.

Item 4.  Purpose of Transaction.

See Item 6.

Item 5.  Interest in Securities of the Issuer.

N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 15, 2011, Cardtronics USA, Inc., (“Cardtronics”), a wholly-owned subsidiary of Cardtronics, Inc. (the “Parent”), CATM Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Cardtronics, the Issuer and LC Capital Master Fund, Ltd. (the “Master Fund”) entered into an Agreement and Plan of Merger (the “Agreement”). The Agreement has been approved by the Boards of Directors of both the Parent and the Issuer. The completion of the transaction is subject to approval by a majority of the shareholders of the Issuer and certain other customary closing conditions.

At the effective time of the Merger (as defined below), each share of the common stock of the Issuer will be converted into the right to receive $0.285 in cash. Total cash consideration to be paid at closing, for both the common stock and retirement of all outstanding indebtedness of the Issuer, is approximately $21.2 million.  In connection with the closing of the Merger, the unpaid principal and interest outstanding under the Amended and Restated Loan and Security Agreement, dated September 3, 2010, by and among the Issuer, the Master Fund, Cadence Special Holdings II, LLC, Lampe, Conway & Co., LLC, as administrative and collateral agent, and the other signatories thereto, as amended, including any and all fees and penalties, will be paid in full.   Pursuant to the Agreement, the Master Fund agreed (i) to vote its shares of the Issuer that the Master Fund owns in favor of the Merger, (ii) to irrevocably appoint Cardtronics as proxy to vote the shares of the Issuer that the Master Fund owns in favor of the Merger, and (iii) to not dispose of the shares of the Issuer that the Master Fund owns.

The Agreement provides for a business combination whereby Merger Sub will merge with and into the Issuer (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will be the surviving corporation in the Merger, but will become a wholly-owned subsidiary of Cardtronics.

CUSIP No. 23962Q100	Page 7 of 8

The Agreement contains customary representations and warranties, covenants and indemnification obligations of the parties. The Agreement may be terminated prior to closing pursuant to termination provisions that are typical of a transaction of this type, including the right of either party to terminate the Agreement if the closing has not occurred by December 31, 2011. The parties currently anticipate that this transaction will be completed early in the fourth quarter of 2011.

The foregoing description of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Agreement, which is incorporated herein by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on August 17, 2011. It is not intended to provide any other factual information about Cardtronics, the Parent or the Issuer.  The representations, warranties and covenants contained in the Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Agreement.  The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, and such subsequent information may or may not be fully reflected in subsequent public disclosures.

Item 7.  Material to be Filed as Exhibits

The Agreement filed as Exhibit 2.1 to the Issuer’s Form 8-K filed on August 17, 2011, is incorporated herein by reference.

CUSIP No. 23962Q100	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011

LC CAPITAL MASTER FUND, LTD.

By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

LAMPE, CONWAY & CO., LLC

By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

By:	/s/ Steven G. Lampe
Name: Steven G. Lampe

By:	/s/ Richard F. Conway
Name: Richard F. Conway